Exhibit 99.3

Greenfire Resources Reports Second Quarter 2026 Results and Closes
Acquisition of Connacher Oil and Gas Limited

Readers are advised to review the “Non-GAAP and Other Financial Measures” section of this press release for information regarding the presentation of financial measures that do not have standardized meaning under IFRS® Accounting Standards. Readers are also advised to review the “Forward-Looking Information” section in this press release for information regarding certain forward-looking information and forward-looking statements contained in this press release. All amounts in this press release are stated in Canadian dollars unless otherwise specified.

The Company holds a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset”), a 100% working interest in the Hangingstone Demonstration Facility (the “Demo Asset” and, together with the Expansion Asset, the “Hangingstone Facilities”), and a 100% working interest in the Great Divide oil sands project (the “Great Divide Asset”) (following the closing of its acquisition of Connacher Oil and Gas Limited). Unless indicated otherwise, production volumes and per unit statistics are presented throughout this press release on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties and without including any royalty interests of the Company.

CALGARY, ALBERTA – August 5, 2026 – Greenfire Resources Ltd. (NYSE: GFR, TSX: GFR) (“Greenfire” or the “Company”), today reported its operating and financial results for the quarter ended June 30, 2026 (“Q2 2026”). The unaudited condensed interim consolidated financial statements and notes for the three and six months ended June 30, 2026 and 2025, as well as the related Management’s Discussion and Analysis (“MD&A”), will be available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on Greenfire’s website at www.greenfireres.com.

Q2 2026 Highlights

●	Bitumen production of 13,607 bbls/d

●	Adjusted funds flow(1) of $21.9 million

●	Adjusted free cash flow deficit(1) of $34.7 million

Financial & Operating Highlights

	Three Months Ended
($ thousands, unless otherwise indicated)	June 30, 2026	June 30, 2025	March 31, 2026
WTI (US$ / bbl)	92.79	63.74	71.93
WCS Hardisty differential to WTI (US$ / bbl)	(14.66)	(10.27)	(14.16)
WCS Hardisty (C$ / bbl)	108.10	74.00	79.24
Average FX Rate (C$ / US$)	1.3836	1.3840	1.3716
Bitumen production (bbls/d)	13,607	15,748	14,719
Oil sales	179,408	144,542	147,313
Royalties	(7,941)	(3,932)	(4,283)
Realized gains (losses) on risk management	(39,867)	9,823	(3,211)
Diluent expense	(69,635)	(56,290)	(60,233)
Transportation and marketing	(11,578)	(12,415)	(12,402)
Operating expenses	(21,154)	(31,823)	(35,747)
Operating netback(1)	29,233	49,905	31,437
Operating netback(1) ($/bbl)	23.46	35.06	23.42
Net income (loss) and comprehensive income (loss)	53,462	48,730	(73,002)
Cash provided by operating activities	35,573	17,732	1,363
Adjusted funds flow(1)	21,913	33,843	24,539
Capital expenditures	(56,662)	(10,840)	(49,593)
Adjusted free cash flow (deficit)(1)	(34,749)	23,003	(25,054)
Common shares (’000 of shares)	125,429	70,252	125,428

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this press release.

Operational Update

Q2 2026 Review

●	Expansion Asset: Production in Q2 2026 averaged 7,818 bbls/d, an 11% decrease from the prior quarter, primarily due to the previously disclosed planned turnaround that was successfully and safely completed in May 2026.

●	Demo Asset: Production in Q2 2026 was 5,789 bbls/d, representing a 3% decrease from the previous quarter, primarily due to base production declines.

Hangingstone Facilities: Bitumen Production Results

(bbls/d)	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026
Expansion Asset	10,105	10,404	9,870	8,766	7,818
Demo Asset	5,643	5,353	5,829	5,953	5,789
Consolidated	15,748	15,757	15,699	14,719	13,607

●	Capital expenditures in Q2 2026 totaled $56.7 million, with the majority allocated to the development of Pad 7.

Closing of Acquisition of Connacher Oil and Gas Limited

Greenfire has completed the previously announced acquisition of Connacher Oil and Gas Limited (“Connacher”) (the “Acquisition”). The Acquisition was financed with: (i) a draw on a $1.0 billion reserves-based loan (the “Senior Credit Facility”); and (ii) a $575 million bridge facility (the “Bridge Facility”), which is expected to be repaid with proceeds from an anticipated rights offering of Greenfire common shares. Waterous Energy Fund, which currently holds approximately 72% of the Company’s common shares, has committed to providing a standby commitment of at least $575 million for the rights offering. The final prospectus for the rights offering will include all materials terms related to the offering.

Updated 2026 Plan

Updated 2026 Outlook: In connection with closing of the Acquisition, Greenfire’s Board of Directors has approved an increase in the 2026 capital budget from $210 million to $250 million. The Company’s current production, inclusive of the Acquisition, is approximately 34,000 bbls/d. Greenfire expects full-year production in 2026 to average between 21,500 – 23,500 bbls/d.

Expansion Asset:

●	Pad 7 (14 Well Pairs): Pad 7 continues to progress on schedule, with drilling of all 14 well pairs successfully completed in Q2 2026. First steam injection is anticipated in Q3 2026, with first oil expected in Q4 2026.

●	Pad 5SE (3 Well Pairs): Drilling commenced in Q3 2026 on Pad 5SE, which will consist of three new well pairs drilled from the existing Pad 5 surface location to optimize capital efficiency. First oil is anticipated in Q2 2027.

●	Pad 8 (9 Well Pairs): Drilling is expected to commence in Q3 2026, with first oil targeted for Q3 2027.

Demo Asset:

Base production has been maintained through ongoing production optimization. Greenfire is currently evaluating 4D seismic data to identify additional potential future drilling locations.

Great Divide Asset:

In the near-term, Greenfire’s priorities will be safe operations, sustainable production, integration of the workforces, and the implementation of Greenfire’s action plan to achieve $30 million of annual cash flow synergies by year-end 2026. Capital spending for the remainder of 2026 will be focused on the development of infill wells at Pod One and Algar, as well as some minor facility debottlenecking projects.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire. Greenfire common shares are listed on the Toronto and New York Stock Exchange under the trading symbol “GFR”. For more information, visit or find Greenfire on LinkedIn and X.

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Rights Offering Detail

The Company filed a preliminary short form prospectus related to a rights offering of subscription receipts on July 27, 2026, and has also filed a corresponding registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”). As a result of Greenfire closing the Acquisition today, the Company intends to file an amended and restated preliminary short form prospectus, and a corresponding amendment to the registration statement on Form F-10, relating to a rights offering of common shares rather than subscription receipts. The Company will use the proceeds from the rights offering to repay the Bridge Facility. The subscription ratio, subscription price, record date, and other terms of the rights offering have not been determined and will be announced at a later time.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Greenfire has filed a registration statement on Form F-10 (including a preliminary short form prospectus) with the SEC relating to the rights offering. The registration statement has not yet become effective. The securities to which the registration statement relates may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Any offering of securities will be made only pursuant to applicable offering documents and in accordance with applicable securities laws. Copies of the preliminary short form prospectus, and, when filed, the amended and restated preliminary short form prospectus, may be obtained free of charge on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, or upon request from Greenfire Resources Ltd., 350 7th Avenue SW, Suite 800, Calgary, AB T2P 3N9, Attention: Investor Relations (investors@greenfireres.com).

Liquidity and Financial Position

	June 30,	December 31,	March 31,
($ thousands)	2026	2025	2026
Cash	2,962	41,974	544
Net surplus (debt)(1)	(13,509)	49,746	21,742
Undrawn Senior Credit Facility capacity(2)	248,500	275,000	270,852
Available funding(1)	261,491	324,746	296,742

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this press release.
(2)	As at June 30, 2026 the Company had a $275.0 million borrowing base (December 31, 2025 - $275.0 million, March 31, 2026 - $275.0 million) under the Senior Credit Facility, of which $26.5 million was drawn at June 30, 2026 (December 31, 2025 - $nil, March 31, 2026 - $4.1 million). On August 5, 2026, the borrowing base under Senior Credit Facility was upsized to $1.0 billion and the Company was fully drawn on its $575 million Bridge Facility.

Non-GAAP and Other Financial Measures

Certain financial measures in this press release are non-GAAP financial measures or ratios. These measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards. This press release also contains supplementary financial measures.

Non-GAAP financial measures and ratios include operating netback, adjusted funds flow, adjusted free cash flow, net surplus (debt), available funding, and per barrel figures associated with such non-GAAP financial measures. Supplementary financial measures and ratios include gross profit (loss), capital expenditures, and depletion.

Non-GAAP Financial Measures

Operating Netback (including per barrel ($/bbl)) Gross profit (loss) is the most directly comparable GAAP measure to operating netback which is a non-GAAP measure. Operating netback is comprised of gross profit (loss), plus loss on risk management contracts, less gain on risk management contracts and plus depletion expense on the Company’s operating assets, and is further adjusted for realized gain (loss) on risk management contracts, as appropriate. Operating netback per barrel ($/bbl) is calculated by dividing operating netback by the Company’s total bitumen sales volume in a specified period. When Operating netback is expressed on a per barrel basis, it is a non-GAAP ratio. Operating netback is a financial measure widely used in the oil and gas industry as a supplementary measure of a company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures, or other uses.

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The following table is a reconciliation of gross profit (loss) to operating netback:

	Three months ended
	June 30,	June 30,	March 31,
($ thousands, unless otherwise noted)	2026	2025	2026
Gross profit (loss)(1)	73,021	55,829	(80,660)
Depletion(1)	19,349	19,915	20,675
Gain (loss) on risk management contracts	(23,270)	(35,662)	94,633
Operating netback, excluding realized gain (loss) on risk management contracts	69,100	40,082	34,648
Realized gain (loss) on risk management contracts	(39,867)	9,823	(3,211)
Operating netback	29,233	49,905	31,437
Operating netback ($/bbl)	23.46	35.06	23.42

(1)	Supplementary financial measure or ratio. Refer to the “Supplementary Financial Measures” section of this press release.

Adjusted Funds Flow and Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided by operating activities calculated in accordance with IFRS Accounting Standards.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and transactions considered non-recurring in nature or outside of normal business operations.

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that are available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs, transactions considered non-recurring in nature or outside of normal business operations, property, plant and equipment expenditures and acquisition costs.

The following table is a reconciliation of cash provided by operating activities to adjusted funds flow and adjusted free cashflow:

	Three months ended
	June 30,	June 30,	March 31,
($ thousands)	2026	2025	2026
Cash provided by operating activities	35,573	17,732	1,363
Non-recurring transactions(1)	-	-	-
Changes in non-cash working capital	(13,660)	16,111	23,176
Adjusted funds flow	21,913	33,843	24,539
Property, plant and equipment expenditures	(56,662)	(10,840)	(49,593)
Adjusted free cash flow (deficit)	(34,749)	23,003	(25,054)

Net Surplus (Debt)

The table below reconciles long-term debt to net surplus (debt).

	June 30,	December 31,	March 31,
($ thousands)	2026	2025	2026
Face value of long-term debt(1)	(26,500)	-	(4,148)
Accounts payable and accrued liabilities	(86,841)	(88,432)	(84,794)
Cash	2,962	41,974	544
Accounts receivable	69,616	66,186	83,359
Inventories	21,351	20,596	19,809
Prepaid expenses and deposits	5,903	9,422	6,972
Net surplus (debt)	(13,509)	49,746	21,742

(1)	Represents the undiscounted principal repayments of the outstanding long-term debt.

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Net surplus (debt) is a non-GAAP measure. Debt is a GAAP measure that is the most directly comparable financial statement measure to net surplus (debt). Net surplus (debt) is computed as the face value of Greenfire’s debt adjusted for accounts payable and accrued liabilities, cash, accounts receivable, inventories, and prepaids expenses and deposits. Management uses net surplus (debt) to monitor and evaluate the Company’s financial strength, and financing requirements.

Available Funding

	June 30,	December 31,	March 31,
($ thousands)	2026	2025	2026
Current assets	105,393	149,194	110,684
Current liabilities	(110,355)	(95,836)	(168,642)
Working capital surplus (deficit)	(4,962)	53,358	(57,958)
Current portion of risk management contracts	10,269	(11,016)	72,906
Current portion of lease liabilities and other	2,381	3,276	1,327
Warrant liability	6,300	4,128	9,615
Assets held for sale	(3,929)	-	-
Liabilities associated with assets held for sale	2,932	-	-
Undrawn capacity under the Senior Credit Facility(1)	248,500	275,000	270,852
Available funding	261,491	324,746	296,742

(1)	As at June 30, 2026 the Company had $275.0 million (December 31, 2025 - $275.0 million, March 31, 2026 - $275.0 million) of available credit under the Senior Credit Facility, of which $26.5 million was drawn at June 30, 2026 (December 31, 2025 - $nil, March 31, 2026 - $4.1 million).

Net working capital surplus (deficit) is the GAAP measure that is the most directly comparable measure to available funding. Available funding is calculated as working capital surplus (deficit), adjusted to exclude the current portion of risk management contracts, current portion of lease liabilities and other, current portion of decommissioning obligations, warrant liabilities, assets held for sale, liabilities associated with assets held for sale, and the current portion of debt, and including the undrawn capacity available under the Company’s Senior Credit Facility. Management uses available funding to assess liquidity, financial flexibility and the Company’s ability to fund capital expenditures, and other obligations as they come due.

Supplementary Financial Measures

Depletion

The term “depletion” or “depletion expense” is the portion of depletion and depreciation expense reflecting the cost of development and extraction of the Company’s bitumen reserves.

Capital Expenditures

Capital expenditures is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses capital expenditures to monitor the cash flows it invests into property, plant and equipment. Capital expenditures is derived from the statement of cash flows and includes property, plant and equipment expenditures and acquisitions.

Management believes that capital expenditures provides investors, analysts and other stakeholders with a useful insight into the Company’s investments into property, plant and equipment.

Gross Profit (Loss)

Gross profit (loss) is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses gross profit (loss) to assess its core operating performance before considering other expenses such as general and administrative costs, financing costs, and income taxes. Gross profit (loss) is calculated as oil sales, net of royalties, plus gains on risk management contracts, less losses on risk management contracts, diluent expense, operating expense, depletion expense on the Company’s operating assets, transportation expenses and marketing expenses.

Management believes that gross profit (loss) provides investors, analysts, and other stakeholders with useful insight into the Company’s ability to generate profitability from its core operations before non-operating expenses.

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	Three months ended
	June 30,	June 30,	March 31,
($ thousands)	2026	2025	2026
Oil sales, net of royalties	171,467	140,610	143,030
Gain (loss) on risk management contracts	23,270	35,662	(94,633)
	194,737	176,272	48,397
Diluent expense	(69,635)	(56,290)	(60,233)
Transportation and marketing	(11,578)	(12,415)	(12,402)
Operating expenses	(21,154)	(31,823)	(35,747)
Depletion	(19,349)	(19,915)	(20,675)
Gross profit (loss)	73,021	55,829	(80,660)

Forward-Looking Information

This press release contains forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws. The forward-looking information in this press release is based on Greenfire’s current internal expectations, estimates, projections, assumptions, and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this press release should not be unduly relied upon.

The use of any of the words “expect”, “target”, “anticipate”, “intend”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “believe”, “depends”, “could”, “plan” and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this press release contains forward-looking information pertaining to the following: our updated 2026 guidance, including our 2026 production guidance of 21,500 – 23,500 bbls/d and current production of approximately 34,000 bbls/d and our increased 2026 capital budget and the allocation thereof; the anticipated benefits of the Acquisition and the integration of Connacher’s business and operations with those of the Company; expectations regarding results of our drilling program and other operational activities in 2026, 2027 and beyond; first oil from, Pad 7 and Pad 5SE, and timing for drilling of, and first oil from other SAGD pads at the Expansion Asset; plans for additional drilling from existing pads at the Expansion Asset, including timing for drilling of, and first oil from, Pad 8; the expected impact of our 2026 growth capital program, including production increases and the timing thereof the anticipated completion, timing, size and terms of the rights offering of common shares, including the filing of an amended and restated prospectus in respect thereof; the intended use of proceeds of the rights offering to repay the Bridge Facility; Waterous Energy Fund’s standby commitment in connection with the rights offering; and the contents of the Company’s updated 2026 Outlook.

Management approved the capital budget and production guidance contained herein as of the date of this press release. The purpose of the capital budget and production guidance is to assist readers in understanding the Company’s expected and targeted financial position and performance, and this information may not be appropriate for other purposes.

Forward-looking information in this press release relating to oil and gas exploration, development and production, and management’s general expectations relating to the oil and gas industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the industry which management believes to be reasonable. Although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. Management is not aware of any misstatements regarding any industry data presented in press release.

All forward-looking information reflects Greenfire’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of the Company’s current expectations with respect to such matters as: the success of Greenfire’s operations and growth and expansion projects; expectations regarding production growth and future well production rates; expectations regarding Greenfire’s capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; prevailing and future royalty regimes and tax laws; expectations regarding differentials and realized prices; future well production rates and reserves volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Greenfire’s assets; decommissioning obligations; Greenfire’s ability to comply with its financial covenants; Greenfire’s ability to comply with applicable regulations, including those related to various emissions; Greenfire’s ability to obtain all applicable regulatory approvals in connection with the operation of its business; and the governmental, regulatory and legal environment. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, Greenfire cannot assure readers that these expectations will prove to be correct.

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The forward-looking information included in this press release is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: changes in oil and gas prices and differentials; changes in the demand for or supply of Greenfire’s products; the continued impact, or further deterioration, in global economic and market conditions, including from inflation and/or certain geopolitical conflicts, such as the ongoing war in Eastern Europe and the conflicts in the Middle East, and other heightened geopolitical risks, including the imposition of tariffs or other trade barriers, and the ability of the Company to carry on operations as contemplated in light of the foregoing; determinations by OPEC and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change regulations, royalty rates or other regulatory matters; changes in Greenfire’s operating and development plans; reliability of Company owned and third party facilities, infrastructure and pipelines required for Greenfire’s operations and production; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, access to services, third party processing capacity and skilled personnel; inability to retain drilling rigs and other services; severe weather conditions, including wildfires, impacting Greenfire’s operations and third party infrastructure; availability of diluent, natural gas and power to operate Greenfire’s facilities; failure to realize the anticipated benefits of the Acquisition and the Company’s other acquisitions; incorrect assessment of the value of acquisitions, including the Acquisition; risks relating to the integration of Connacher’s business and operations and the realization of anticipated synergies therefrom; the failure to complete the rights offering on the anticipated timing, size or terms, or at all, including as a result of market conditions or the failure to obtain any required regulatory or other approvals; the risk that Waterous Energy Fund does not fulfill its standby commitment in respect of the rights offering; dilution to existing shareholders resulting from the rights offering; the failure to repay the Bridge Facility within the anticipated timeframe or on the anticipated terms; increased leverage and debt service obligations resulting from amounts drawn under the Revolving Credit Facility and the Bridge Facility; delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Greenfire’s bitumen reserves volumes; limited, unfavourable or a lack of access to capital markets or other sources of capital; increased costs; failure to comply with applicable regulations, including relating to the Company’s air emissions, and potentially significant penalties and orders associated therewith and associated significant effect on the Company’s business, operations, production, reserves estimates and financial condition; a lack of adequate insurance coverage; and other factors discussed under the “Risk Factors” section in Greenfire’s Management’s Discussion & Analysis for the period ended March 31, 2026 and Annual Information Form dated March 12, 2026, and from time to time in Greenfire’s public disclosure documents, which are available on the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this press release speaks only as of the date of this press release and Greenfire does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

Contact Information

Greenfire Resources Ltd.

350 7th Avenue SW
Suite 800
Calgary, AB T2P 3N9
investors@greenfireres.com
greenfireres.com

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